UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

_______________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-33911

______________________

RENESOLA LTD

_______________________

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form F-3 (No. 333-189650), initially filed with the Securities and Exchange Commission on June 28, 2013 and as amended on August 7, 2013 and September 6, 2013, and declared effective on September 9, 2013.

Second Quarter 2014 Results

Profitable quarter with improved gross margin of 14.7%

ReneSola Ltd (“ReneSola” or the “Company”) reported its unaudited financial results for the second quarter ended June 30, 2014.

Financial and Operational Highlights for Q2 2014

•	Total solar module shipments were 498.7 megawatts (“MW”), compared to 434.1 MW in Q2 2013 and 521.1 MW in Q1 2014. Total solar wafer and module shipments were 698.3 MW, compared to 849.3 MW in Q2 2013 and 710.1 MW in Q1 2014.

•	Net revenues were US$387.1 million, compared to US$377.4 million in Q2 2013 and US$415.0 million in Q1 2014.

•	Gross profit was US$56.9 million with a gross margin of 14.7%, compared to gross profit of$30.4 million with a gross margin of 8.0% in Q2 2013 and a gross profit of US$44.0 million with a gross margin of 10.6% in Q1 2014.

•	Operating income was US$10.6 million with an operating margin of 2.7%, compared to an operating loss of US$16.6 million with an operating margin of negative 4.4% in Q2 2013 and an operating loss of US$8.7 million with an operating margin of negative 2.1% in Q1 2014.

•	Net income attributable to holders of ordinary shares was US$0.8 million, representing basic and diluted income per share of US$0.00 and basic and diluted income per American depositary share (“ADS”) of US$0.01.

•	Cash and cash equivalents plus restricted cash totaled $218.8 million as of the end of Q2 2014, compared to US$405.8 million as of the end of Q2 2013 and US$214.9 million as of the end of Q1 2014.

•	Net cash outflow from operating activities was US$40.6 million, compared to net cash inflow from operating activities of US$65.5 million in Q2 2013 and net cash outflow from operating activities of US$112.3 million in Q1 2014.

Second Quarter 2014 Results

Solar Wafer and Module Shipments

	2Q14	1Q14	2Q13	Q-o-Q%	Y-o-Y%
Module Shipments (MW)	498.7	521.1	434.1	(4.3%)	14.9%
Wafer Shipments (MW)	199.6	189.0	415.2	5.6%	(51.9%)
Total Solar Wafer and Module Shipments (MW)	698.3	710.1	849.3	(1.7%)	(17.8%)

The module shipments of 499MW were within the Company’s guidance of 480MW to 500MW. The sequential decrease in solar module shipments was mainly the result of decreased shipments to the United States and Europe. The sharp decrease in wafer shipments year over year was the result of a strategic business decision to use the majority of the Company’s wafer for internal module production.

Net Revenues and Gross Profit

	2Q14	1Q14	2Q13		Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$387.1	$415.0	$377.4		(6.7%)	2.6%
Gross Profit (US$mln)	$56.9	$44.0	$30.4	*	29.3%	87.2%
Gross Margin	14.7%	10.6%	8.0	%*	—	—

* Adjusted based on the Company’s current accounting classification for warranty expense, which is recognized as a selling expense rather than as a cost of goods sold, as was done prior to Q1 2014. Before the adjustment, the gross profit for Q2 2013 was $27.4 million and the gross margin was 7.3%.

Net revenues decreased quarter over quarter as a result of a decrease in module shipments. The sequential increase in the Company’s gross margin was a result of full-capacity in-house polysilicon production, more efficient operational process control, and a price drop for Taiwan-produced cells.

Operating Income (Loss)

	2Q14	1Q14	2Q13	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$46.3	$52.8	$46.9 *	(12.3%)	(1.3%)
Operating Income (Loss) (US$mln)	$10.6	($8.7)	($16.6)	—	—
Operating Margin	2.7%	(2.1%)	(4.4%)	—	—

* Adjusted based on the Company’s current accounting classification for warranty expense, which is recognized as a selling expense rather than as a cost of goods sold, as was done prior to Q1 2014. Before the adjustment, the operating expense was $43.9 million for Q2 2013.

The sequential decrease in operating expenses was primarily due to a reversal of allowances for doubtful accounts provided in Q1 which was subsequently collected in Q2, as well as the impact of our cost control efforts over other general and administrative expenses.

Foreign Exchange Gain

In Q2 2014, the Company had a foreign exchange loss of US$1.3 million and recognized a US$0.9 million gain on derivatives.

Change in Fair Value of Warrant Derivative Liabilities

The Company recognized a gain from a change in fair value of warrant derivative liabilities of US$1.0 million in Q2 2014, primarily due to the decrease in the Company’s stock price.

Net Income (Loss) Attributable to Holders of Ordinary Shares

	2Q14	1Q14	2Q13
Net Income (Loss) (US$mln)	$0.8	($14.6)	($21.1)
Diluted Earnings (Loss) per Share	0.00	($0.07)	($0.12)
Diluted Earnings (Loss) per ADS	0.01	($0.14)	($0.24)

Liquidity and Capital Resources

Net cash outflow from operating activities was US$40.6 million in Q2 2014, compared to net cash outflow of US$112.3 million in Q1 2014.

Net cash and cash equivalents plus restricted cash were US$218.8 million as of June 30, 2014, compared to US$214.9 million as of March 31, 2014.

Total debt was US$760.3 million as of June 30, 2014, compared to US$723.9 million as of March 31, 2014, excluding US$111.6 million of convertible notes due March 15, 2018, unless repurchased or converted at an earlier date. Short-term borrowings were US$696.2 million as of June 30, 2014, compared to US$653.3 million as of March 31, 2014.

Polysilicon Update

The Company’s total output of polysilicon in Q2 was 1815.6 metric tons, compared to an output of 175 metric tons in Q1 2014. Operations of the Company’s Sichuan polysilicon plant remained at 100% capacity after a temporary shutdown in Q1 for maintenance and technical improvements. With the overall stability in polysilicon prices, and production cost reductions resulting from seasonally lower electricity prices, the Company expects to continue to benefit from its in-house polysilicon production capabilities in Q3 2014.

Business Highlights

Geographic Breakdown of Module Shipments

	2014 Q2	2014 Q1	2013 Q2
U.S.	11.2%	13.6%	13.0%
Europe	31.4%	39.2%	49.4%
Japan	23.3%	22.5%	7.4%
China	15.3%	11.4%	14.6%
Other	18.8%	13.3%	15.6%

Research and Development

During Q2, ReneSola continued to invest in research and development regarding the Company’s new and existing green energy products.

Mass production was achieved for the Company’s A+++ wafer, which has an average efficiency rate 0.15% higher than the A++ wafer.

The Company continues to obtain applicable certification for its inverters across several international markets, including the United States, Italy, the United Kingdom, and Australia.

The Company has completed research and development for three more energy storage system product lines and currently features five categories and 11 series of 146 energy storage system products which are all available for purchase.

Additional certification across different continents has been completed for three categories of the Company’s LED products, including bulbs, indoor lighting and outdoor lighting.

Recent Business Developments

•	In August, the Company announced that ReneSola UK will supply 22 MW of its high-efficiency polycrystalline Virtus I and Virtus II solar modules for use in two ground-mounted, utility-scale projects in the United Kingdom.
•	In July, the Company announced its industry-leading results in a series of reliability tests conducted by PV Evolution Labs (PVEL). The Company’s modules achieved top performance rankings on PVEL’s “PV Module Reliability Scorecard” for 2014 in four testing categories: Dynamic Mechanical Load, Damp Heat, Potential Induced Degradation, and Humidity-Freeze.
•	In July, ReneSola announced the delivery of 30 ReneSola Novaplus 2KW energy storage systems to a national distributor in Chelmsford, England for onward sale to Essex installation company Think Green Energy. An additional 10 units were on order for use by Think Green Energy customers in the southeast of England.
•	In July, the Company announced it had entered a framework agreement with China Seven Star Holdings Limited regarding a partnership in potential sales to China Seven Star of no less than 200MW of existing and new PV projects within 18 months. The parties subsequently signed a Memorandum of Understanding that stipulates ReneSola will sell to China Seven Star two utility-scale projects, both of which are completed and connected to the grid, with a total capacity of 9.7 MW in Bulgaria.
•	In June, ReneSola announced that Solar Insurance & Finance (Solarif), an international and independent insurance broker specializing in insurance for PV installations, had certified ReneSola modules based on a positive audit of the Company involving relevant technical, financial, environmental, and labor considerations.

•	In June, the Company announced it had forged a partnership with SolarMax, a Swiss based global pure-play photovoltaic (PV) inverter company with its U.S. headquarters in Atlanta, GA and more than 20 years of PV inverter experience, and had finalized its first order of SolarMax inverters for Black Rock Solar.
•	In June, ReneSola announced that ReneSola Germany, in cooperation with energy supplier EnBW Energie Baden-Wurttemberg AG, had built the largest solar park in Baden-Wurttemberg, Germany with approximately 40,000 polycrystalline photovoltaic ReneSola modules and a total capacity of 10MW.
•	In May, the Company announced it had finalized an order to deliver nearly 20,000 of its high efficiency Virtus II PV modules to GeoPeak Energy, a leading solar developer and EPC. The order will be the first of its kind for ReneSola America, as the non-Chinese modules are being manufactured by the Company’s OEM factory using non-Taiwanese cells.
•	In May, ReneSola appointed Jason Wu as the Company’s vice president of marketing to oversee the Company’s global marketing, new product management, and brand enhancement.
•	In May, the Company announced a deal to provide 1.6MW in solar modules and 1MW in mounting systems to Consolidated Energy & Economic Engineering Co. to power a series of residential and commercial rooftop projects in the country of Jordan.
•	In April, ReneSola announced the appointment of Mr. Daniel Lee as the Company’s new chief financial officer.
•	In April, the Company announced it had completed the sale of three utility-scale projects in Western China, with a total capacity of 60MW, to Jiangsu Akcome Solar Science & Technology Co., Ltd.
•	In April, the Company announced it had been awarded a “TOP BRAND PV” seal in the union of states of Belgium, the Netherlands, and Luxembourg (“Benelux”) by EuPD Research, the leading market intelligence company in the sustainable business sector and an independent brand management appraiser of module manufacturers in Germany, Italy, the United Kingdom, Benelux, and France.

Safe Harbor Statement

Certain statement in this Current Report on Form 6-K may contain statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

RENESOLA LTD Unaudited Consolidated Balance Sheet (US dollars in thousands)

	June 30,	Mar 31,	June 30,
	2014	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	58,127	52,660	80,306
Restricted cash	160,708	162,283	325,517
Accounts receivable, net of allowances for doubtful accounts	212,533	206,771	272,112
Inventories	390,010	375,655	343,279
Advances to suppliers-current	9,819	8,699	15,126
Amounts due from related parties	1,116	205	4,984
Value added tax recoverable	21,505	29,359	39,516
Prepaid income tax	3,454	2,307	6,585
Prepaid expenses and other current assets	56,066	61,918	25,584
Project assets	32,998	33,158	49,527
Deferred convertible notes issue costs-current	784	784	784
Derivative assets	576	63	1,933
Deferred tax assets-current, net	1,786	1,557	2,535
Total current assets	949,482	935,419	1,167,788

Property, plant and equipment, net	803,721	827,460	1,148,872
Prepaid land use right	40,209	41,312	45,800
Deferred tax assets-non-current, net	17,990	19,740	22,086
Deferred convertible notes issue costs-non-current	549	745	1,334
Advances for purchases of property, plant and equipment	2,419	2,430	7,075
Advances to suppliers-non-current	5,627	5,627	5,928
Other long-lived assets	4,155	2,316	2,757
Total assets	1,824,152	1,835,049	2,401,640

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	696,229	653,295	763,607
Accounts payable	509,200	536,067	718,491
Advances from customers-current	44,105	65,929	80,399
Amounts due to related parties	4,055	4,558	16,133
Other current liabilities	145,277	142,642	177,770
Income tax payable	1,475	2,345	2,552
Derivative liabilities	166	1,026	—
Warrant liability	7,298	8,295	—
Total current liabilities	1,407,805	1,414,157	1,758,952

Convertible notes payable-non-current	111,616	111,616	111,616
Long-term borrowings	64,030	70,561	146,271
Advances from customers-non-current	3,192	7,105	10,436
Warranty	25,688	23,546	15,412
Deferred subsidies and other	53,756	54,375	37,802
Other long-term liabilities	775	933	7,406
Total liabilities	1,666,862	1,682,293	2,087,895

Shareholders’ equity
Common shares	476,441	475,816	422,207
Additional paid-in capital	6,991	6,549	5,104
Accumulated losses	(410,402)	(411,159)	(197,721)
Accumulated other comprehensive income	84,260	81,550	83,691
Total equity attribute to ReneSola Ltd	157,290	152,756	313,281
Noncontrolling interest	—	—	464
Total shareholders’ equity	157,290	152,756	313,745

Total liabilities and shareholders’ equity	1,824,152	1,835,049	2,401,640

RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollar in thousands, except ADS and share data)

	Three Months Ended
	June 30, 2014	Mar 31, 2014	June 30, 2013

Net revenues	387,106	414,966	377,362
Cost of revenues	(330,232)	(370,917)	(346,989)
Gross profit (loss)	56,874	44,049	30,373
GP%	14.7%	10.6%	8.0%

Operating (expenses) income:
Sales and marketing	(21,864)	(23,125)	(20,728)
General and administrative	(13,529)	(20,202)	(11,265)
Research and development	(13,941)	(11,757)	(15,007)
Other operating income, net	3,026	2,333	55
Total operating expenses	(46,308)	(52,751)	(46,945)

Income (loss) from operations	10,566	(8,702)	(16,572)

Non-operating (expenses) income:
Interest income	1,230	1,271	1,948
Interest expense	(11,179)	(13,349)	(13,975)
Foreign exchange (loss) gain	(1,294)	1,481	(1,078)
Gain (loss) on derivatives, net	858	(1,376)	1,162
Investment gain on disposal of subsidiaries	—	2,615	—
Fair value change of warrant liability	998	1,050	—

Income (loss) before income tax, noncontrolling interests	1,179	(17,010)	(28,515)

Income tax (expense) benefit	(422)	2,419	7,448
Net income (loss)	757	(14,591)	(21,067)

Less: Net loss attributed to noncontrolling interests	—	(4)	(6)
Net income (loss) attributed to holders of ordinary shares	757	(14,587)	(21,061)

Earnings per share
Basic	0.00	(0.07)	(0.12)
Diluted	0.00	(0.07)	(0.12)

Earnings per ADS
Basic	0.01	(0.14)	(0.24)
Diluted	0.01	(0.14)	(0.24)

Weighted average number of shares used in computing earnings per share
Basic	203,373,943	203,367,464	172,876,537
Diluted	204,555,179	203,367,464	172,876,537

			(US dollar in thousands)

	Three Months ended
	June 30, 2014	Mar 31, 2014	June 30, 2013
Net income (loss)	757	(14,591)	(21,067)
Other comprehensive income (loss)
Foreign exchange translation adjustment	2,710	(2,064)	7,315
Other comprehensive income (loss)	2,710	(2,064)	7,315

Comprehensive income (loss)	3,467	(16,655)	(13,752)
Less:comprehensive loss attributable to non-controlling interest	—	(4)	(6)
Comprehensive income (loss) attributable to Renesola	3,467	(16,651)	(13,746)

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	Six Months Ended
	Jun 30, 2014	Jun 30, 2013

Cash flow from operating activities:
Net loss	(13,834)	(60,078)
Adjustment to reconcile net loss to net cash provided by (used in) operating activity:
Inventory write-down	799	680
Depreciation and amortization	45,370	52,218
Amortization of deferred convertible bond issuances costs and premium	392	392
Allowance of doubtful receivables and advance to suppliers	5,197	2,844
Loss (gain) on derivatives	518	(5,027)
Fair value change of warrant liability	(2,048)	—
Share-based compensation	1,041	335
Loss on disposal of long-lived assets	1,255	160
Gain on disposal of land use right	(573)	(4,694)
Gain on disposal of subsidiaries	(2,615)	—

Changes in assets and liabilities:
Accounts receivables	18,642	(63,053)
Inventories	(34,540)	(86,881)
Project assets	1,369	(24,779)
Advances to suppliers	4,141	8,697
Amounts due from related parties	(5,683)	2,913
Value added tax recoverable	8,018	(3,977)
Prepaid expenses and other current assets	3,727	9,806
Prepaid land use right	1,741	8,201
Accounts payable	(133,608)	226,648
Advances from customers	(58,659)	17,397
Income tax payable	(4,670)	(3,763)
Other current liabilities	10,922	2,606
Other long-term liabilities	(3,626)	(3,675)
Accrued warranty cost	5,076	4,899
Deferred taxes assets	(1,217)	(9,709)
Provision for litigation	—	(2,430)
Net cash provided by (used in) operating activities	(152,865)	69,730

Cash flow from investing activities:
Purchases of property, plant and equipment	(39,330)	(28,611)
Advances for purchases of property, plant and equipment	(2,446)	(30,427)
Cash received from government subsidy	11,762	7,984
Proceeds from disposal of property, plant and equipment	41	—
Changes in restricted cash	95,669	(146,848)
Net cash received (paid) on settlement of derivatives	(901)	2,782
Proceeds from disposal of subsidiaries	18,473	—
Net cash provided by (used in) investing activities	83,268	(195,120)

Cash flow from financing activities:
Proceeds from bank borrowings	543,197	798,196
Repayment of bank borrowings	(508,886)	(686,976)
Proceeds from exercise of stock options	624	274
Repurchace from noncontrolling interests	—	(36)
Net cash provided by (used in) financing activities	34,935	111,458

Effect of exchange rate changes	6,016	955

Net decrease in cash and cash equivalents	(28,646)	(12,977)
Cash and cash equivalents, beginning of year	86,773	93,283
Cash and cash equivalents, end of year	58,127	80,306

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: August 13, 2014